
MIDAS


05002300

Securities and Exchange Commission
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C. 202 SECTION

Form 11-K

MIDAS INC

(X) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For fiscal year ended December 31, 2002

or

( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition period from ______ to ______
Commission File Number 1-13409

Midas Retirement Savings Plan for Hourly Employees
(For Title of the Plan)


PROCESSED
JAN 25 2005
THOMSON
FINANCIAL

Midas International
1300 Arlington Heights Road
Itasca, IL 60143

(Name or issuer of the securities held pursuant to the Plan and address of its principle executive offices.)


MIDAS


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH, D.C.
202
SECTION

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administers the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Hourly Employees

By: Ben Parma

Name: Ben Parma

Title: Dir of Comp/Benefits

Date: January 12, 2005

McGladrey & Pullen
Certified Public Accountants

# Midas Retirement Savings Plan for Hourly Employees

Financial Report
12.31.2002


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

**Contents**

# McGladrey & Pullen
Certified Public Accountants


SEC MAIL
PROCESSING
RECEIVED
JAN 1 9 2005
WASH. D.C.
202
SECTION

**Report of Independent Registered Public Accounting Firm**

To the Administrative Committee of
Midas Retirement Savings Plan for Hourly Employees
Itasca, Illinois

We have audited the accompanying statement of net assets available for benefits on a modified cash basis of Midas Retirement Savings Plan for Hourly Employees as of December 31, 2002, and the related statement of changes in net assets available for benefits on a modified cash basis for the year then ended. These financial statements are the responsibility of Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of Midas Retirement Savings Plan for Hourly Employees, on the basis of accounting described in Note 2.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted U.S. accounting principles.

McGladrey & Pullen, LLP

Schaumburg, Illinois
September 16, 2003

Wolf & Company LLP
*Certified Public Accountants*



A Wolf Financial Group Member

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
Midas Retirement Savings Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Oak Brook, Illinois
April 15, 2002

Wolf & Company LLP

2100 Clearwater Drive • Oak Brook, Illinois 60523-1927
630.545.4500 *main* • 630.574.7818 *fax* • www.wolfcpa.com

**Midas Retirement Savings**
**Plan for Hourly Employees**

**Statements of Net Assets Available for Benefits - Modified Cash Basis**
**December 31, 2002 and 2001**

| **Assets** | | **2002** | | 2001 |
|---|---|---|---|---|
| Investments, at fair value: | | | | |
| Plan interest in Midas Defined Contribution Master Trust | **$** | **2,080,092** | $ | 2,288,848 |
| **Total assets** | | **2,080,092** | | 2,288,848 |
| **Liabilities** | | **-** | | - |
| **Net Assets Available for Benefits** | **$** | **2,080,092** | $ | 2,288,848 |

See Notes to Financial Statements.

**Midas Retirement Savings**
**Plan for Hourly Employees**

**Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis**
**Years Ended December 31, 2002 and 2001**

| | 2002 | 2001 |
|---|---|---|
| Additions to net assets attributed to: | | |
| Plan interest in Midas Defined Contribution Master trust investment loss | $ (330,072) | $ (164,417) |
| Contributions: | | |
| Company | 48,604 | 56,673 |
| Participant | 216,623 | 189,657 |
| Rollovers | 94,033 | 41,445 |
| | 359,260 | 287,775 |
| Transfers in | 52,697 | - |
| Total additions | 81,885 | 123,358 |
| Deductions from net assets attributed to: | | |
| Benefits paid directly to participants | 290,641 | 419,767 |
| Transfers out | - | 184,788 |
| | 290,641 | 604,555 |
| **Net decrease** | (208,756) | (481,197) |
| Net assets available for benefits: | | |
| Beginning of year | 2,288,848 | 2,770,045 |
| **End of year** | $ 2,080,092 | $ 2,288,848 |

See Notes to Financial Statements.

## Note 1. Plan Description

The following description of the Midas Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering hourly employees of Midas International Corporation, Huth Corporation, Parts Warehouse, Inc. and Muffler Corporation of America (the Company) who have completed one year of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participant accounts: Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions: Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in an amount not to exceed various limitations, as defined by the Plan, or the maximum allowed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Vesting: Employees of Parts Warehouse, Inc. are immediately 100 percent vested in all portions of their accounts. Remaining participants are immediately 100 percent vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their account for the remaining participants is based on years of continuous service. A participant is 100 percent vested after five years of service.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity.

Investment options: Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant notes receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant notes receivable fund. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at prime rate of interest in effect on Monday of the week the loan is requested. The interest rate on current loans outstanding ranges from 4.75 percent to 9.5 percent. Principal and interest is paid ratably through payroll deductions.

## Note 1. Plan Description (Continued)

Forfeited accounts: At December 31, 2002 and 2001, forfeited nonvested accounts totaled $12,515 and $11,845, respectively. These amounts are used to re-instate other forfeitures, reduce Company contributions, if any, and pay Plan expenses. None were used in 2002 and 2001.

Fund transfers: During 2002 and 2001, certain assets related to participant transfers between the Plan and another plan sponsored by the Company have been transferred into/out of the Plan due to participant job transfers.

Reclassifications: Certain items in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

## Note 2. Significant Accounting Policies

Basis of presentation: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in Midas Defined Contribution Master Trust (Trust) is valued at the Plan's share of the fair value of the net assets held by the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. Investments in shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

## Note 3. Investment in Master Trust

The Plan invests its assets with other defined contribution plans sponsored by the Company in the Trust. The assets of the Trust are held by the trustee. At December 31, 2002 and 2001, the Plan's interest in the net assets of the Trust was approximately 5 percent and 4 percent, respectively. Investment income (loss) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon the balances invested by each plan.

**Note 3. Investment in Master Trust (Continued)**

The Plan's interest in the net assets of the Trust is included in the accompanying statement of net assets available for benefits. A summary of the investments of the Trust as of December 31, 2002 and 2001, is as follows:

| | 2002 | 2001 |
|---|---|---|
| Shares of registered investment companies | $ 37,315,249 | $ 49,087,159 |
| Common stock - Midas, Inc. | 1,733,784 | 3,227,923 |
| Participant notes receivable | 417,265 | 537,630 |
| | $ 39,466,298 | $ 52,852,712 |

Investment income (loss) for the Trust is as follows for the years ended December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Net depreciation in fair value of investments: | | |
| Shares of registered investment companies | $ (5,425,200) | $ (3,030,610) |
| Common stock - Midas, Inc. | (1,080,941) | (18,940) |
| Interest and dividends | 33,960 | 79,382 |
| Total Trust investment loss | $ (6,472,181) | $ (2,970,168) |

**Note 4. Related Party Transactions**

The Plan investments are managed by the Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

During 2002 and 2001, the Master Trust received $58,133 and $63,993, respectively, in matching contributions from the Company in the form of common stock of Midas, Inc.

No dividends were paid on the Midas, Inc. stock, in 2002 or 2001.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

**Note 5. Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

**Note 6. Tax Status**

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2003, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

**Consent of Independent Registered Public Accounting Firm**

We consent to the incorporation by reference of our report, dated September 16, 2003, on the financial statements of Midas Retirement Savings Plan for Hourly Employees, which is included in this Annual Report on the form 11-K for the year ended December 31, 2002, into Midas Inc.'s Registration Statement on Form S-8 for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
January 10, 2005

Wolf & Company LLP
Certified Public Accountants



A Wolf Financial Group Member

CONSENT OF INDEPENDENT AUDITOR

To the Administrative Committee of
Midas Retirement Savings Plan for Hourly Employees

We consent to the incorporation by reference in the registration statement (No. 33-36194) on Form S-8 of Midas Inc. of our report dated April 15, 2002, with respect to the statement of net assets available for benefits of the Midas Retirement Savings Plan for Hourly Employees, as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the annual report on Form 11-K of the Midas Retirement Savings Plan for Hourly Employees for the year ended December 31, 2002.

Oak Brook, Illinois
January 7, 2005

Wolf & Company LLP

2100 Clearwater Drive • Oak Brook, Illinois 60523-1927
630.545.4500 *main* • 630.574.7818 *fax* • www.wolfcpa.com